SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          ------------------


                          Amendment No. 1 to
                             SCHEDULE 13D
                           (Final Amendment)


               Under the Securities Exchange Act of 1934


                 ULTRAMAR DIAMOND SHAMROCK CORPORATION
                    (formerly Ultramar Corporation)
           -------------------------------------------------
                           (Name of Issuer)

                Common Stock, Par Value $.01 Per Share
           -------------------------------------------------
                    (Title of Class of Securities)

                  904000 10 6 (formerly 903912 10 3)
           -------------------------------------------------
                            (CUSIP Number)

         Patrick J. Guarino, Esq.                  William P. Rogers, Jr., Esq.
 Executive Vice President, General Counsel and        Cravath, Swaine & Moore
Secretary--Ultramar Diamond Shamrock Corporation         825 Eighth Avenue
          Two Pickwick Plaza                         New York, New York 10019
          Greenwich, CT 06830
           -------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 3, 1996
           -------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

                          (Page 1 of 3 Pages)

         CUSIP NO. 904000106**       SCHEDULE 13D      Page 2 of 3 Pages

1    NAMES OF REPORTING PERSON
        Ultramar Diamond Shamrock Corporation (as successor by merger to Diamond Shamrock, Inc.)
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3663331

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)[ ]
                                                                     (b)[ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS *
        Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                              [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                        7       SOLE VOTING POWER
       NUMBER OF                   None
        SHARES
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                    None
         EACH
      REPORTING         9       SOLE DISPOSITIVE POWER
     PERSON WITH                   None

                        10      SHARED DISPOSITIVE POWER
                                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         None

14   TYPE OF REPORTING PERSON *
        CO

                 * SEE INSTRUCTIONS BEFORE FILLING OUT


** Formerly 903912103. The CUSIP No. was changed in connection with the change of the Issuer's name from Ultramar Corporation to Ultramar Diamond Shamrock Corporation.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by adding the following paragraph after the third paragraph of such Item 5:

          On December 3, 1996, the Merger was consummated. In connection with the consummation of the Merger, (i) Diamond Shamrock was merged with and into Ultramar and Diamond Shamrock's separate corporate existence terminated by operation of law, (ii) Ultramar was renamed Ultramar Diamond Shamrock Corporation, and
     (iii) the Ultramar Option Agreement, pursuant to which Diamond Shamrock may have been deemed the beneficial owner of shares of common stock of Ultramar, terminated pursuant to its terms. Therefore, as of the effective time of the Merger, Diamond Shamrock ceased to exist and ceased to be a beneficial owner of any shares of Ultramar.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

December 13, 1996                         Ultramar Diamond Shamrock Corporation
                                          (as successor by merger to
                                          Diamond Shamrock, Inc.)



                                          By:   /s/ Patrick J. Guarino
                                             -----------------------------
                                             Patrick J. Guarino
                                             Executive Vice President, General
                                             Counsel and Secretary







                           Page 3 of 3 Pages